Att 7/22/2003



03054892

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SEC FILE NUMBER
8- ~~11-001342~~ 22058

SECURITIES AND EXCHANGE COMNHSSION
Washington, D.C. 20549

RECD S.E.C.
JUL 1 7 2003
526

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Infonnation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2002 (MM/DD/YY) AND ENDING May 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Buell Securities Corp.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1310 Silas Deane Highway Suite 207
(No. and Street)

Wethersfield, (City) Connecticut (State) 06109-4303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris D. Berris (860) 258-2300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernardi & Company, LLC
(Name - if *individual, state last, first, middle name)*

231 Farmington Avenue (Address) Farmington (City) Connecticut (State) 06032 Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claimsfor exemptionfrom the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91) potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFUMATION

I, Chris D. Berris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buell Securities Corp., as of May 31, 192003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report" contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 156-3.
☒ 0) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (1) An Oath or Affirmation.
☐ (m)A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

INDEPENDENT AUDITORS' REPORT

Board of Directors
Buell Securities Corp.
1310 Silas Deane Highway
Wethersfield, CT 06109

We have audited the accompanying statement of financial condition of Buell Securities Corp. (a Connecticut corporation) as of May 31, 2003, and the related statements of income, cash flows and, changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buell Securities Corp. as of May 31, 2003, and the results of its operations and it's cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information presented in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1, 2 and 3 are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Bernardi & Company, LLC

BERNARDI & COMPANY, LLC
Certified Public Accountants
June 17, 2003

We present the following report as of May 31, 2003:

Exhibit A -	Statement of Financial Condition as of May 31, 2003.
Exhibit B -	Statement of Income for the Year Ended May 31, 2003.
Exhibit C -	Statement of Cash Flows for the Year Ended May 31, 2003.
Exhibit D -	Statement of Changes in Stockholders' Equity for the Year Ended May 31, 2003.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement and Computation of Aggregate Indebtedness Pursuant to Rule 15C3-1 as of May 31, 2003.
Schedule 2 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15C3-3 as of May 31, 2003.
Schedule 3 -	Reconciliation of the Computation of Net Capital and Reconciliation of the Computation of Aggregate Indebtedness under Rule 15C3-1 as of May 31, 2003.

EXHIBIT A

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2003

ASSETS

Cash	$ 30,778	
Receivable from clearing broker	20,989	
Marketable securities owned, at market value	143,496	
Property and equipment, net	6,377	
Prepaid expenses and other assets	56,512	
TOTAL ASSETS		$ 258,152

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$ 32,744	
Commissions payable	61,397	
Note payable	10,387	
Total Liabilities		104,528
Stockholders' Equity:		
Common stock	187,700	
Capital in excess of par	6,325	
Accumulated deficit	(40,401)	
Total Stockholders' Equity		153,624
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 258,152

See Accompanying Notes

EXHIBIT B

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED
MAY 31, 2003

Revenues:		
Commissions		$ 1,420,561
Operating Expenses:		
Officers' salaries	$ 91,600	
Commissions - registered representatives	678,975	
Clerical compensation	90,487	
Payroll taxes	61,203	
Rent	60,047	
Depreciation	4,052	
Insurance - business	25,314	
Insurance - officers' life	8,970	
Insurance - group	89,307	
Dues and subscriptions	16,028	
Office expenses	22,255	
Communication	51,950	
Legal and audit	10,575	
Property and other taxes	68	
Retrieval services	63,643	
Advertising	371	
Clearing expense	154,909	
Settlement costs	20,000	
Charitable contributions	2,060	
Total Operating Expenses		1,451,814
Loss Before Other Income		(31,253)
Other Income (Expense):		
Miscellaneous income	27,255	
Interest expense	(149)	
Total Other Income		27,106
Loss Before Provision for Income Taxes:		(4,147)
Less: Provision for income taxes		1,146
Net Loss for the Year		$ (5,293)

See Accompanying Notes

EXHIBIT C

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
MAY 31, 2003
Increase (Decrease) in Cash

Cash Flows From Operating Activities:		
Net loss		$ (5,293)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	$ 4,052	
Changes in assets and liabilities:		
Increase Decrease in Assets and Liabilities:		
Receivable from clearing broker	3,318	
Prepaid expenses and other assets	20,676	
Deposits	44	
Marketable securities	(19,052)	
Accounts payable and accrued expenses	(4,385)	
Commissions payable	(5,388)	
Total Adjustments		(735)
Net Cash Used In Operating Activities		(6,028)
Cash Flows Used In Investing Activities:		
Capital expenditures		(565)
Cash Flows From Financing Activities:		
Proceeds from note	11,250	
Principal payments on note	(864)	
Net Cash Provided By Financing Activities		10,386
Net Increase in Cash		3,793
Cash at the Beginning of Year		26,985
Cash at the End of Year		$ 30,778
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest		$ 149
Income taxes		$ 5,990

See Accompanying Notes

EXHIBIT D

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
MAY 31, 2003

	Common Stock	Capital in Excess of Par	Accumulated Deficit
Balances - June 1, 2002	$ 187,700	$ 6,325	$ (35,108)
Net loss	-	-	(5,293)
Balances - May 31, 2003	$ 187,700	$ 6,325	$ (40,401)

See Accompanying Notes

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS

Note 1 - Business Description:

Buell Securities Corp. (the "Company") operates a broker-dealer business from one location in Wethersfield, Connecticut. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corp. (SIPC).

Note 2 - Accounting Policies:

A. Revenue and Expense Recognition:

The Company maintains its records utilizing the accrual method of accounting. Commissions, revenues and expenses are recorded on a trade-date basis.

B. Depreciation:

The Company provides for depreciation utilizing various methods based on estimated useful lives as follows:

Furniture & equipment	5 & 7 years
Leasehold improvements	31.5 years

Renewals and betterments are capitalized while expenditures for maintenance and repairs are charged to expenses as incurred.

C. Income Taxes:

Effective June 1, 2001, the Company elected to terminate it's S-corporation election under the U.S. Internal Revenue Code. The tax provision differs from the expense that would result from applying statutory rates to income before income taxes because of nondeductible life insurance premiums.

For the year ended May 31, 2003, the federal and state income tax expense was $896 and $250, respectively.

D. Securities Owned:

Securities owned consist of an investment in Bank of New York's "Standby Reserve Fund" and 300 warrants of the NASD.

E. Common Stock:

The Company has 5,000 shares authorized common stock, 1,877 of which are issued and outstanding; the shares have a par value of $100.

F. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 3 - Clearing Arrangements:

The Company clears security transactions through Bank of New York ("BNY") whereby BNY carries the cash accounts of the customers of the Company on a fully-disclosed basis. Under terms of this agreement, BNY executes transactions in the customers' accounts, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities.

Under this agreement, the Company is required to maintain a minimum cash deposit of $50,000, on which it receives interest at the Standby Reserve Fund rate. The Company receives commissions and principal trading gains on a monthly basis.

Note 4 - Property and Equipment:

Property and equipment are stated at cost and consist of the following:

Furniture and equipment	$ 99,755
Leasehold improvements	2,317
Subtotal	102,072
Less: Accumulated depreciation	95,695
Cost Less Depreciation	$ 6,377

Note 5 - Receivable from Clearing Broker:

Amounts receivable from broker-dealers at May 31, 2003 consist of the following:

Fees and commissions receivable	$ 20,989
Good faith deposit (other assets)	50,117
Total	$ 71,106

Note 6 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. Under Rule 15c3-1, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness or $50,000. The Company would be precluded from the distribution of equity capital if net capital were less than 10% of such indebtedness.

As of May 31, 2003, the Company has net capital of $133,747, which was $83,747 in excess of the minimum required.

Note 7 - Lease Commitments:

Effective March 1, 1998, for the five-year period ending February 21, 2003, the Company entered into a lease of the property located at 1310 Silas Deane Highway in Wethersfield, Connecticut. The lease calls for monthly payments of $4,573. Total rent expense for the year ended May 31, 2003 for the Wethersfield facility was $54,964. The Company is currently in the process of negotiating a new lease agreement.

During March 2002, the Company entered into a one-year lease renewal for property located in Farmington, Connecticut. The lease calls for monthly payments of $847. Total rent expense for the year ended May 31, 2003 for the Farmington facility was $5,083. This office was closed in November 2002.

Note 8 - Note Payable:

The note payable at May 31, 2003 consist of the following:

7.25% loan, payable $506 monthly through May 2005	$10,387

SCHEDULE 1

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC
NET CAPITAL REQUIREMENT AND COMPUTATION OF
AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15C3-1
MAY 31, 2003

Stockholders' Equity, per Exhibit A		$ 153,624
Less: Nonallowable assets & other deductions		
Property and equipment	$ 6,377	
Prepaid expenses and other assets	6,395	
Total Nonallowable Assets & Other Deductions		12,772
Net capital before haircuts on security positions		140,852
Haircuts on trading securities computed pursuant to Rule 15c3-1(c)		7,105
Net Capital		133,747
Less: Net capital requirement (greater of $6,962, 6 2/3% of aggregate indebtedness of $104,528 or $50,000)		50,000
Net Capital in Excess of Requirement		83,747
Computation of Aggregate Indebtedness:		
Aggregate indebtedness, per Exhibit A		104,528
Less: Non-Aggregate Indebtedness Liabilities		-
Aggregate Indebtedness		$ 104,528
Percentage of Aggregate Indebtedness to Net Capital		78%

See Accompanying Notes

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT AND INFORMATION FOR POSSESSION
OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15C3-3
MAY 31, 2003

The company clears all customer transactions through Bank of New York on a fully disclosed basis and is exempt from Rule 15c3-3 under the exemptive provision Section (k)(2)(ii).

BUELL SECURITIES CORP.
WETHERSFIELD, CONNECTICUT
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
AND RECONCILIATION OF THE COMPUTATION OF AGGREGATE
INDEBTEDNESS UNDER RULE 15C3-1
May 31, 2003

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of May 31, 2003) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus report	$	134,749
Adjust haircut		(1,002)
Net Capital, per Audit Report - Schedule 1	$	133,747

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of May 31, 2003) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) Focus Report	$	104,528
Requirement, per Audit Report - Schedule 1	$	104,528



BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384


SEC MAIL PROCESSING
RECEIVED
JUL 17 2003
WASH, D.C. 155 SECTION

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Buell Securities Corp.
1310 Silas Deane Highway Suite 207
Wethersfield, Connecticut 06109

In planning and performing our audit of the financial statements of Buell Securities Corp. for the year ended May 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Buell Securities Corp., the Securities and Exchange Commission and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Bernardi & Company, LLC

BERNARDI & COMPANY, LLC
Certified Public Accountants

June 17, 2003